SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

A listed company

C.N.P.J. n° 02.558.115/0001-21

In compliance with article 12, para. 1, CVM Instruction n° 358, dated Jan.3.2002, Capital Research and Management Company, a company organized and existing under the laws of the United States of America, with office at 333, South Hope Street, Los Angeles, California 90071, United States of America (“CRMC”), in the capacity of holding company of investment management companies abroad, discloses having acquired on behalf of its customers, by means of stock exchange operations, registered preferred shares (“PN Shares”) of TIM Participações S.A. (“Company”) stock. CRMC already held PN shares of Company stock corresponding to 5.50% of such shares and, with the purchases, now holds a total of 46,664,760,000 PN shares of Company stock, corresponding to 10.66% of PN shares in the Company. In addition to the above mentioned Company, Capital Group International, Inc., belonging to the same economic group as CRMC, in the capacity of holding company of investment management company abroad, holds 62,453,590,000 PN shares of Company stock, corresponding to 14.26% of PN shares in the Company. This is a minority investment that does not alter the Company’s ownership interest or management structure. At present, there are no shares in the Company envisaged by CRMC. There are no debentures convertible into shares directly or indirectly held by CRMC or related parties, nor any other agreement or understanding governing rights to or to purchase and sell Company securities of which CRMC or related party is a party.

February 18, 2005.

CAPITAL RESEARCH AND MANAGEMENT COMPANY

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 21, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer